Exhibit 99.1

 TOWER SEMICONDUCTOR LTD.
 AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2017

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2017

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	As of	As of
	June 30,	December 31,
	2017	2016
	(unaudited)
A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$483,603	$355,284
Short-term deposits	--	34,093
Trade accounts receivable	150,731	141,048
Inventories	139,010	137,532
Other current assets	34,391	30,041
Total current assets	807,735	697,998

LONG-TERM INVESTMENTS	27,291	25,624

PROPERTY AND EQUIPMENT, NET	628,279	616,686

INTANGIBLE ASSETS, NET	23,848	28,129

GOODWILL	7,000	7,000

OTHER ASSETS, NET	4,355	4,447

TOTAL ASSETS	$1,498,508	$1,379,884

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt and current maturities of loans and debentures	$55,295	$48,084
Trade accounts payable	95,328	99,262
Deferred revenue and customers' advances	25,689	26,169
Employee related liabilities	57,814	49,517
Other current liabilities	20,237	24,083
Total current liabilities	254,363	247,115

LONG-TERM LOANS FROM BANKS	120,146	133,163

DEBENTURES	177,463	162,981

LONG-TERM CUSTOMERS' ADVANCES	29,061	41,874

EMPLOYEE RELATED LIABILITES	14,652	14,176

DEFERRED TAX LIABILITY	86,080	95,233

OTHER LONG-TERM LIABILITIES	2,728	2,728

Total liabilities	684,493	697,270

THE COMPANY'S SHAREHOLDERS' EQUITY	820,405	690,032
Non controlling interest	(6,390)	(7,418)
TOTAL EQUITY	814,015	682,614

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,498,508	$1,379,884

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and shares in thousands, except per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2017	2016	2017	2016

REVENUES	$675,139	$583,046	$345,059	$305,003

COST OF REVENUES	499,310	448,971	253,998	232,275

GROSS PROFIT	175,829	134,075	91,061	72,728

OPERATING COSTS AND EXPENSES:

Research and development	32,200	31,267	16,432	16,030
Marketing, general and administrative	33,475	32,443	17,238	16,520
Nishiwaki Fab restructuring and impairment cost (income), net	--	(627)	--	--

	65,675	63,083	33,670	32,550

OPERATING PROFIT	110,154	70,992	57,391	40,178

INTEREST EXPENSE, NET	(4,281)	(6,355)	(2,070)	(2,997)

OTHER FINANCING EXPENSE, NET	(3,071)	(11,497)	(1,053)	(7,528)

GAIN FROM ACQUISITION, NET	--	51,298	--	10,158

OTHER INCOME, NET	653	4,362	142	4,362

PROFIT BEFORE INCOME TAX	103,455	108,800	54,410	44,173

INCOME TAX EXPENSE	(4,682)	(3,905)	(2,683)	(3,826)

NET PROFIT	98,773	104,895	51,727	40,347

Net income attributable to non controlling interest	(3,247)	(465)	(1,710)	(1,861)

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$95,526	$104,430	$50,017	$38,486

BASIC EARNINGS PER ORDINARY SHARE:

Earnings per share	$1.00	$1.22	$0.52	$0.45

Weighted average number of ordinary shares outstanding	95,139	85,410	96,365	86,300

DILUTED EARNINGS PER ORDINARY SHARE:

Earnings per share	$0.95	$1.09	$0.49	$0.40

Net profit used for diluted earnings per share	$99,883	$108,556	$52,217	$40,556

Weighted average number of ordinary shares outstanding
used for diluted earnings per share	105,288	99,546	105,648	100,163

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
(dollars in thousands)

	Six months ended		Three months ended
	June 30,		June 30,
	2017	2016	2017	2016

Net profit	$98,773	$104,895	$51,727	$40,347

Other comprehensive income, net of tax:

Foreign currency translation adjustment	6,010	19,500	9	11,221

Change in employees plan assets and benefit obligations	(315)	(265)	(157)	(133)

Unrealized gain (loss) on derivatives	1,016	62	(18)	62
Comprehensive income	105,484	124,192	51,561	51,497

Comprehensive income attributable to non-controlling interest	(6,529)	(9,498)	(1,669)	(8,476)

Comprehensive income attributable to the Company	$98,955	$114,694	$49,892	$43,021

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
	Ordinary	Ordinary	Additional			Accumulated other	Foreign currency				Non
	shares	shares	paid-in	Capital	Unearned	comprehensive	translation	Accumulated	Treasury	Comprehensive	controlling
	issued	amount	capital	notes	compensation	income	adjustments	deficit	stock	income	interest	Total

BALANCE AS OF JANUARY 1, 2017	93,071	$369,057	$1,318,725	$41,264	$68,921	$(544)	$(27,283)	$(1,071,036)	$(9,072)		$(7,418)	$682,614

Changes during the period:

Issuance of shares	2,914	12,128	4,500									16,628
Exercise of options	1,064	4,352	6,021									10,373
Capital notes converted into share capital	930	3,792	16,714	(20,506)								-
Employee stock-based compensation					4,417							4,417
Dividend paid to Panasonic											(5,501)	(5,501)
Other comprehensive income:
Profit								95,526		$95,526	3,247	98,773
Foreign currency translation adjustments							2,728			2,728	3,282	6,010
Change in employees plan assets and benefit obligations						(315)				(315)		(315)
Unrealized gain on derivatives						1,016				1,016		1,016
Comprehensive income										$98,955

BALANCE AS OF JUNE 30, 2017	97,979	$389,329	$1,345,960	$20,758	$73,338	$157	$(24,555)	$(975,510)	$(9,072)		$(6,390)	$814,015

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF JUNE 30, 2017
	97,893

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Six months ended
	June 30,
	2017	2016

CASH FLOWS - OPERATING ACTIVITIES

Net profit	$98,773	$104,895

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	102,087	96,701
Effect of indexation, translation and fair value measurement on debt	11,761	8,101
Other income, net	(653)	(4,362)
Gain from acquisition, net (a)	--	(51,298)
Changes in assets and liabilities:
Trade accounts receivable	(7,713)	(10,435)
Other current assets	(11,746)	(4,654)
Inventories	267	(15,524)
Trade accounts payable	(10,658)	10,273
Deferred revenue and customers' advances	(13,299)	23,324
Other current liabilities	3,776	9,241
Long-term employee related liabilities	(491)	(388)
Deferred tax liability, net	(5,670)	(6,651)
Net cash provided by operating activities	166,434	159,223

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(90,514)	(113,243)
Proceeds related to sale and disposal of property and equipment	8,854	1,387
Deposits and investments, net	34,093	29,600
Net cash used in investing activities	(47,567)	(82,256)

CASH FLOWS - FINANCING ACTIVITIES

Issuance of debentures, net	--	111,364
Exercise of warrants and options, net	27,010	6,241
Proceeds from loans	--	10,000
Short-term debt	--	7,000
Loans repayment	(11,245)	(94,174)
Debentures repayment	(6,215)	--
Dividend payment to Panasonic	(4,378)	(2,563)
Net cash provided by financing activities	5,172	37,868

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	4,280	20,652

INCREASE IN CASH AND CASH EQUIVALENTS	128,319	135,487
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	355,284	175,575

CASH AND CASH EQUIVALENTS - END OF PERIOD	$483,603	$311,062

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Six months ended
	June 30,
	2017	2016

NON-CASH ACTIVITIES:

Investments in property and equipment	$25,256	$16,962

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the period for interest	$6,308	$5,988
Cash paid during the period for income taxes	$9,814	$2,510

(a) ACQUISTION OF SUBSIDIARIES CONSOLIDATED FOR THE FIRST TIME:

Assets and liabilities of the subsidiaries:
		As of
		February 1, 2016

Working capital (excluding cash and cash equivalents)		$10,775
Fixed assets		106,919
Intangible assets		2,799
Long-term liabilities		(28,021)
		92,472
Less:
Share capital		40,000
Gain from acquisition, net		52,472
		92,472

Cash from the acquisition of a subsidiaries consolidated for the first time		$--

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2017
(dollars in thousands, except per share data)

NOTE 1       -         GENERAL

Basis for Presentation

The unaudited condensed interim consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) as of June 30, 2017 include the financial statements of Tower and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Jazz US Holdings Inc. and its wholly-owned subsidiary, Jazz Semiconductor, Inc. and (2) since February 2016, Tower US Holdings is also the sole owner of TowerJazz Texas Inc., and (ii) its majority-owned subsidiary, TowerJazz Panasonic Semiconductor Co., Ltd. Tower and its subsidiaries are collectively referred to as the “Company”.

The Company’s unaudited condensed interim consolidated financial statements are presented after elimination of inter-company transactions and balances and are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The unaudited condensed interim consolidated financial statements of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2016 and for the year then ended, including the notes thereto.

In the opinion of the Company's management, the unaudited condensed interim consolidated financial statements include all adjustments necessary for a fair presentation of the Company’s financial position as of the dates presented and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2      -          RECENT DEVELOPMENTS

A.	Equity Grants to CEO and Directors

On June 29, 2017, the annual general meeting of the Company's shareholders approved the grant of the following Restricted Stock Units (‘RSUs’) to the Company's CEO and members of the Board of Directors under the Company’s 2013 Share Incentive Plan: (i) 85,228 time vested RSUs and 97,403 performance based RSUs to the CEO, for a total compensation value of $4,500; (ii) 12,176 time vested RSUs to the chairman of the Board of Directors (the “Chairman”) for a total compensation value of $300; and (iii) 3,044 time vested RSUs to each of the members of the Board of Directors (other than to the Chairman and the CEO), for an aggregate compensation value of $600.

B.	Debentures

The outstanding balances of debentures Series D and debentures Series F were fully redeemed in cash in January 2017.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2017
(dollars in thousands, except per share data)

NOTE 3       -          INITIAL ADOPTION OF NEW STANDARDS

In November 2015, the FASB issued ASU 2015-17 “Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 simplifies the presentation of deferred income taxes and requires that deferred tax assets and liabilities, as well as any related valuation allowance, be classified as noncurrent in a classified statement of financial position. The retrospective adoption of ASU 2015-17 effective January 1, 2017, has had no material effect on the Company's consolidated financial statements.

NOTE 4       -          ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS

A.	Introduction

The Company’s financial statements are prepared and presented in accordance with US GAAP.

As many of the Company’s investors and analysts are located in Israel and in Europe and are familiar with and use the International Financial Reporting Standards rules (“IFRS”), the Company is providing on a voluntary basis a reconciliation from US GAAP to IFRS as detailed below (condensed interim consolidated statements of balance sheet, condensed interim consolidated statements of operations and additional information). IFRS differs in certain significant aspects from US GAAP, however the primary differences between US GAAP and IFRS related to the Company are accounting for goodwill, financial instruments, pension plans and termination benefits. The main adjustments and differences between US GAAP and IFRS relating to the Company’s financial statements are described in detail in Note 22 to the Company’s financial statements for the year ended December 31, 2016. In addition, the Company is providing on a voluntary basis its condensed IFRS financial statements as of June 30, 2017 and a reconciliation from US GAAP to IFRS as detailed below.

B.	Condensed Interim Consolidated Balance Sheet in Accordance with IFRS

	As of June 30, 2017
	US GAAP	Adjustments	IFRS
ASSETS
Current assets	$807,735	$--	$807,735
Property and equipment, net	628,279	--	628,279
Long-term assets	62,494	(7,000)	55,494
Total assets	$1,498,508	$(7,000)	$1,491,508
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$254,363	$--	$254,363
Long-term liabilities	430,130	(1,531)	428,599
Total liabilities	684,493	(1,531)	682,962
TOTAL EQUITY	814,015	(5,469)	808,546
Total liabilities and shareholders' equity	$1,498,508	$(7,000)	$1,491,508

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2017
(dollars in thousands, except per share data)

NOTE 4       -         ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS (Cont.)

C.	Condensed Interim Consolidated Statement of Operations in Accordance with IFRS

	Six months ended June 30, 2017
	US GAAP	Adjustments	IFRS
OPERATING PROFIT	$110,154	$(158)	$109,996
Interest expenses, net	(4,281)	--	(4,281)
Other financing expense, net	(3,071)	52	(3,019)
Other income, net	653	--	653
Profit before income tax	103,455	(106)	103,349
Income tax expense	(4,682)	--	(4,682)
NET PROFIT	98,773	(106)	98,667
Net income attributable to non-controlling interest	(3,247)	--	(3,247)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$95,526	$(106)	$95,420

D.	Reconciliation of Net Profit from US GAAP to IFRS:

	Six months ended June 30,
	2017	2016
Net profit in accordance with US GAAP	$95,526	$104,430
Financial Instruments	52	160
Pension plans	(314)	(265)
Termination Benefits	156	8
Net profit in accordance with IFRS	$95,420	$104,333

E.	Reconciliation of Shareholders’ Equity from US GAAP to IFRS:

	As of June 30,	As of December 31,
	2017	2016
Shareholders’ equity in accordance with US GAAP	$814,015	$682,614
Financial Instruments	(185)	(237)
Termination Benefits	1,716	1,560
Goodwill	(7,000)	(7,000)
Shareholders’ equity in accordance with IFRS	$808,546	$676,937